EXHIBIT 2

                           PURCHASE AND SALE AGREEMENT

                                       A-1

                           PURCHASE AND SALE AGREEMENT
                                     BETWEEN
                      NODECO AS AND AARBAKKE AS, AS SELLERS
                                       AND
                   WEATHERFORD ENTERRA, INC., AS PURCHASER
             RELATING TO THE BUSINESS, ASSETS AND LIABILITIES OF
                            NODECO AS AND AARBAKKE AS

                                 LIST OF CONTENT

                                        PAGE
                                        ----
 1  DEFINITIONS AND INTERPRETATION...     1
 2  SALE AND PURCHASE................     3
 3  CONSIDERATION....................     4
 4  DUE DILIGENCE....................     5
 5  EFFECTIVE DATE...................     5
 6  APPROVAL BY THE MINISTRY OF
     INDUSTRY AND ENERGY.............     6
 7  SELLERS' COVENANTS...............     6
 8  SELLERS' WARRANTIES AND
     INDEMNIFICATION.................     7
 9  PURCHASER'S WARRANTIES AND
     INDEMNIFICATION.................     9
10  THE REGISTRATION STATEMENT; SALE
     OF CONSIDERATION SHARES.........    10
11  THE CONTRACTS....................    10
12  INDEMNITY BY THE PURCHASER.......    10
13  BOOKS AND RECORDS................    11
14  NON-COMPETITION..................    11
15  COSTS AND TAXES..................    11
16  SUCCESSORS AND ASSIGNS...........    11
17  CHANGE OF NAME...................    12
18  BROKERAGES AND COMMISSIONS.......    12
19  ANNOUNCEMENTS....................    12
20  NOTICES AND RECEIPTS.............    12
21  GENERAL PROVISIONS...............    12
22  ENTIRE AGREEMENT; THIRD PARTY
     BENEFICIARIES...................    13
23  LAW AND JURISDICTION.............    14

Schedule 1: Audited Accounts for 1995 of each of the Sellers and each of the Subsidiaries and for Nodeco on a consolidated basis ("Accounts")

Schedule 2:   List of Equipment

Schedule 3:   List of Motor Vehicles

Schedule 4:   List of Property

Schedule 5:   List of Rental Equipment

Schedule 6:   Sellers' Warranties

Schedule 7:   List of Shareholders

Schedule 8:   List of Employees

Schedule 9:   Purchaser's Warranties

Schedule 10:  List of material contracts

Schedule 11:  List of Intangible Property

Schedule 12:  Excluded Assets

Schedule 13:  Form of Shareholders' Guarantee

Schedule 14:  Disclosure Letter

Schedule 15:  Unaudited balance sheets as of January 31, 1996 and February
              29, 1996 and unaudited profit and loss accounts for the one and two months periods then ended ("unaudited financials") of Nodeco, Aarbakke each Subsidiary and Nodeco on a consolidated basis.

                                        i

     This purchase and sale agreement (the "Agreement") is entered into on the 28th day of March 1996 by and between:

        1 NODECO AS, Haland Haust, Postboks 10, N-4341 Bryne, Organisation No 917757984 ("Nodeco"), and

        2 AARBAKKE AS, Kong Haakonsvei 4, N-4341 Bryne, Organisation No 870920962 ("Aarbakke")

            (Nodeco and Aarbakke are collectively referred to as the "Sellers" and are jointly and severally liable for Sellers' obligations under this Agreement), and

        3 WEATHERFORD ENTERRA, INC., 1360 Post Oak Blvd. Suite 1000, Houston, Texas TX 77056, USA (the "Purchaser")

WHEREAS
        A Nodeco is a Norwegian joint stock company that designs, manufactures and sells oil and gas well completion products primarily consisting of liner hanger equipment and related services as well as packers used in completions with electric submersible pumps.

        B  Aarbakke is a wholly owned subsidiary of Nodeco.

        C The Purchaser is a Houston, Texas-based diversified international energy service and manufacturing company that provides products and services around the world to the oil and gas exploration, production and transmission industries.

        D The Purchaser wishes to acquire the Business (as defined below) on a going concern basis through the purchase of all of the Assets (as defined below) and the assumption of all of the Assumed Liabilities (as defined below).

     NOW THEREFORE, the Parties (as defined below) have agreed as follows:

1  DEFINITIONS AND INTERPRETATION

     1.1  In this Agreement:

          "Accounts" means the audited balance sheets as of the Accounts Date and audited profit and loss accounts for the year ended on the Accounts Date of Nodeco, Aarbakke, each Subsidiary and Nodeco on a consolidated basis and the notes and directors' report relating to them as set out in
     Schedule 1.

          "Accounts Date" means December 31, 1995.

          "Assets" means all the assets (other than the Excluded Assets) and contractual rights of the Sellers at the Effective Date whether reflected on the Sellers' balance sheets included in the Accounts or not and including, but not limited to, cash and cash equivalents, the Contracts, the Equipment, the Rental Equipment, the Goodwill, the Motor Vehicles, the Property, the Shares, the Stock, the Intangible Property and the Outstanding Claims.

          "Assumed Liabilities" means all liabilities (other than the Excluded Liabilities) of the Sellers at the Effective Date whether or not reflected on the Sellers' balance sheets included in the Accounts, and whether or not accrued, absolute, contingent or otherwise.

          "Business" means the business being carried on by the Sellers on the Effective Date through the Assets and the Assumed Liabilities.

          "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of New York, New York are authorised or obligated by law to close.

          "Consideration Shares" means 750,000 shares of the Purchaser's common stock, par value USD 0.10 per share, to be registered under the Securities Act of 1933, as amended (the "Securities Act"), and listed on the New York Stock Exchange prior to the Effective Date.

                                      1

          "Contracts" means all the written or oral contracts related to the Business to which the Sellers are a party.

          "Disclosure Letter" means a letter of today's date from the Sellers to the Purchaser, attached hereto as Schedule 14.

          "Effective Date" means (a) the latest of (i) the fifth Business Day after the Purchaser has notified the Sellers in writing that the Securities and Exchange Commission ("SEC") has declared the Registration Statement (as defined in Clause 5.3 hereof) effective under the Securities Act, provided that on such fifth Business Day no stop order shall be in effect with respect thereto, and (ii) the first Business Day after such stop order has been removed (such notice of effectiveness or removal of a stop order to be given by the Purchaser immediately after the SEC has declared the Registration Statement effective or has removed such stop order) and (iii) the fifth Norwegian business day after the Purchaser has notified the Sellers in writing of Ministry Approval (such notice of approval to be given by the Purchaser immediately after the Ministry Approval), and (iv) the approval of the shareholders of each Seller of the sale of the Business and Assets to the Purchaser; provided, however, that the Purchaser may, in its sole discretion, waive the requirement of Ministry Approval, in which case the Effective Date shall be the latest of (i), (ii) and (iv) above, or
     (b) such other day as the Sellers and the Purchaser may agree.

          "Employees" means the Sellers' employees as set out in Schedule 8.

          "Equipment" means the tangible assets (other than Motor Vehicles and the Stock) employed in or used for the purpose of the Business including, but not limited to, the fixed and loose plant, machinery, furniture, fittings, implements, tools, utensils, computer hardware and software and other chattels wherever situated owned by the Sellers for the use in the conduct of the Business as set out in Schedule 2.

          "Excluded Assets" means the assets as set out in Schedule 12.

          "Excluded Liabilities" means Net Debt in excess of NOK 32 mill. at the Accounts Date.

          "Goodwill" means the goodwill of the Sellers relating to the Business including, but not limited to, the right of the Purchaser to represent itself as carrying on the Business in succession of the Sellers.

          "Intangible Property" means the patents, trademarks, service marks, trade names and applications for any of the foregoing set out in Schedule 11.

          "Ministry Approval" means approval by the Ministry of Industry and Energy under the Norwegian Acquisition of Business Act of 1994 of the purchase of the Business by the Purchaser without conditions that materially alter the economic value to the Purchaser of the transaction or, alternatively that the time limit under 10 of the Norwegian Acquisition of Business Act of 1994 has elapsed without further notice from the Ministry of Industry and Energy.

          "Motor Vehicles" means the Motor Vehicles owned by the Sellers, details of which are set out in Schedule 3.

          "Net Debt" means the sum of Nodeco's (on a consolidated basis) bank overdrafts, other short-term interest bearing liabilities, mortgage and other long-term debt and subordinated loans less any cash and cash equivalents as listed in the Accounts at the Accounts Date.

          "Outstanding Claims" means the accounts receivable, prepayments and existing legal claims, including unasserted claims, of the Sellers as of the Effective Date.

          "Parties" means the Purchaser and the Sellers.

          "Products" means the products produced and sold by the Business.

          "Property" means the real property owned, leased or rented by the Sellers, details of which are set out in Schedule 4.

          "Rental Equipment" means the equipment set out in Schedule 5.

                                      2

          "Shares" means 100% of the shares of Nodeco Limited, 100% of the shares of Aarbakke Eiendom AS and 51% of the shares of Subsurface Technology AS.

          "Shareholders" means the shareholders as set out in Schedule 7.

          "Stock" means the stock-in-trade owned by the Sellers in connection with the Business at the Effective Date.

          "Subsidiaries" means Nodeco Limited, Aarbakke Eiendom AS and Subsurface Technology AS (owned 51% by Nodeco).

          "Warranties" means the Sellers' warranties set out in Clause 8 of this Agreement.

2  SALE AND PURCHASE

     2.1 Subject to the assumption of the Assumed Liabilities by the Purchaser and in consideration of the payment to the Sellers of the Purchase Price (as defined in Section 3.1 hereof), the Sellers hereby sell and agree to transfer the Assets and the Business to the Purchaser as a going concern on the Effective Date, and the Purchaser agrees to purchase the Assets and the Business and to assume the Assumed Liabilities on the Effective Date.

     2.2 The Assets to be purchased by the Purchaser shall, for the sake of clarification, include, but not be limited to:

          a)  cash and cash equivalents

          b)  the Equipment

          c)  the Rental Equipment

          d)  the Motor Vehicles

          e)  the Goodwill

          f)  the Outstanding Claims

          g)  the Property

          h)  the Shares

          i)  the Stock

          j)  the benefit (subject
              to the burden) of the
              Contracts

          k)  the Intangible
              Property.

          l) all amounts allocated to the Sellers' collective pension plan as of the Effective Date in excess of the liability under the plan at the Effective Date.

     2.3 The Purchaser agrees to assume all the Assumed Liabilities as of the Effective Date; which, for the sake of clarification includes, but is not limited to:

          (i) the employment contracts of all of the Sellers' employees as of the Effective Date (including any and all liabilities for holiday allowances, unpaid salaries and other benefits as of the Effective Date),

          (ii) the Sellers' collective pension plan as of the Effective Date,

          (iii)the Sellers' lease agreements for the Sellers' property in Haland Haust, Bryne and Nyland, Bryne,

          (iv) any orders from customers received and accepted but not yet delivered as of the Effective Date,

          (v) any taxes allocated or attributable to any period up to the Effective Date,

               together with such other liabilities by way of obligations under the Contracts or otherwise (other than the Excluded Liabilities), which, as of the Effective Date, shall be considered as an integrated part of the Business as a going concern.

                                      3

     A list of all the Sellers' Employees as of the date hereof is set out in
Schedule 8 hereto setting out, inter alia, for each employee, the name of the employee, the employee's age, the date the employee was employed by the Sellers, the employee's salary (including profit sharing plans, incentive bonus plans or other employee benefits) and the employee's position as of the date hereof. The Purchaser undertakes to offer each employee a similar position on similar terms as set out in Schedule 8 at the Effective Date and shall offer each employee a new employment contract for this purpose prior to the Effective Date.

3  CONSIDERATION

     3.1 The Purchase Price for the Assets and the Business (the "Purchase Price") shall be NOK 260,000,000 (Norwegiankroner twohundredandsixtymillion) representing the sum of the Cash Consideration and the Share Consideration as set out in Clause 3.2, as adjusted in Clause 3.3; provided, however, that if the average Purchaser common stock closing price (as determined below) exceeds USD
35.00 per share or is less than USD 25.00 per share, the Purchase Price shall not equal NOK 260,000,000. In addition, the Purchaser shall assume the Assumed Liabilities as of the Effective Date.

     3.2 Subject to the adjustments described in Clause 3.3, the Purchase Price shall consist of the following:

        a)  Cash Consideration:      NOK 117,649,250

        b)  Share Consideration:     Consideration Shares

     3.3 Adjustments to Cash Consideration: The Purchaser and the Sellers agree to adjust the Cash Consideration set forth above to be paid to Sellers to compensate for movements in Purchaser's stock price and the NOK/USD exchange rate between the date hereof and the Effective Date, subject to certain limitations. Specifically, the Cash Consideration set forth above will be adjusted at the Effective Date according to the following formula:

        Adjustment to Cash Consideration =
        NOK 142,350,750 -- (Average Stock Price x 750,000 x Exchange Rate)

     If the adjustment referred to above is a positive number, the Cash Consideration shall be increased by an amount equal to such positive number. If the adjustment is a negative number, the Cash Consideration shall be decreased by an amount equal to such negative number. On the Effective Date, the Purchaser shall pay to the Sellers the Cash Consideration, as so adjusted.

     "Average Stock Price" shall mean the average Purchaser common stock closing price as reported in the New York Stock Exchange Composite Transaction List in The Wall Street Journal for the 10 Business Days ending on the last Business Day prior to the Effective Date, provided, however, that if the average Purchaser common stock closing price for the 10 Business Days ending on the last Business Day prior to the Effective Date is greater than USD 35.00 per share, the "Average Stock Price" shall be USD 35.00; provided, further, that if the average Purchaser common stock closing price for the 10 Business Days ending on the last Business Day prior to the Effective Date is less than USD 25.00 per share, the "Average Stock Price" shall be USD 25.00. Notwithstanding the foregoing, if the average Purchaser common stock closing price for the 10 Business Days ending on the last Business Day prior to the Effective Date is less than USD 20.00 per share, the Purchaser may either (i) terminate this Agreement by notice to Sellers or (ii) pay the following to Sellers at the Effective Date as additional Cash Consideration:

        (the amount by which USD 20.00 exceeds the average Purchaser common stock closing price for the 10 Business Days ending on the last Business Day prior to the Effective Date) x 750,000 x Exchange Rate.

     "Exchange Rate" shall mean the average NOK/USD exchange rate as reported by Dagens Naeringsliv for the 10 Business Days ending on the last Business Day prior to the Effective Date; provided, however, that if the average NOK/USD exchange rate for the 10 Business Days ending on the last Business Day prior to the Effective Date is greater than 6.4532 NOK/USD, the "Exchange Rate" shall be 6.4532; provided,
                                      4

further, that if the average NOK/USD exchange rate for the 10 Business Days ending on the last Business Day prior to the Effective Date is less than 6.2002 NOK/USD, the "Exchange Rate" shall be 6.2002.

     3.4 Interest: The Sellers shall be entitled to interest on the Purchase Price at the rate of 5% p a for the period beginning on the sixth Business Day after the date the SEC has declared the Registration Statement effective under the Securities Act and ending on the earlier of (i) the last Business Day prior to the Effective Date and (ii) 60 days from the date hereof. In the event the Effective Date has not taken place within 60 days from the date hereof and the Sellers do not exercise the option to terminate this Agreement after 60 days under Clause 5.4, the Sellers shall be entitled to interest on the Purchase Price at the rate of 10% p a for a period beginning on the 61st day after the date hereof and ending on the last Business Day prior to the Effective Date. Interest accrued shall be paid by the Purchaser to the Sellers at the Effective Date.

4  DUE DILIGENCE

     The Purchaser and its advisers have had, prior to the date of this Agreement, full access and opportunity to carry out a due diligence review of the Sellers and the Subsidiaries. The Purchaser and any person authorised by it have been given full access to the business, properties and the books and records relating to such financial, accounting, tax, legal, employment and customer related matters of the Sellers and the Subsidiaries as the Purchaser has required.

5  EFFECTIVE DATE

     5.1 The Parties agree that the Assets, Business and the Assumed Liabilities shall be acquired by the Purchaser on the Effective Date.

     Subject to the provisions of this Clause 5, the closing shall take place at the offices of Norsk Vekst ASA in Oslo, Norway on the Effective Date.

     The Sellers shall, on or prior to the Effective Date, deliver the following documents to the Purchaser:

        a) A certified copy of the Company Certificate (firmaattest) and Articles of Association (vedtekter) of each of the Sellers and the Subsidiaries.

        b) Certified copies of minutes of a meeting of the Board of Directors and of the shareholders' meeting of each of the Sellers authorising the sale of the Business and the Assets to the Purchaser and the assumption of the Assumed Liabilities by the Purchaser on the terms and conditions set out in this Agreement.

     5.2  On the Effective Date the Sellers shall also:

        a) deliver to the Purchaser such notification to public registry, and such bills of sale, deeds, assignments and similar instruments, as shall be required to formally transfer ownership of the Assets to the Purchaser duly executed by the Sellers;

        b) make available for collection by the Purchaser the originals of the Contracts (to the extent available in writing);

        c) execute and deliver to the Purchaser deeds of assignment or novation in the agreed terms (to the extent that the same may be legally or equitably assignable or otherwise subject to Clause 11) of the benefit (subject to the burden) of the Contracts including any monies due or owing to the Sellers under the Contracts;

        d) deliver to the Purchaser all the share certificates for the Shares with duly executed transfers in favour of Purchaser;

        e) deliver to the Purchaser a certificate from the Chairman of the Board of Directors of Nodeco to the effect that each of the statements in Schedule 6 is true and accurate on the Effective Date and does not omit any material fact and that the Sellers have complied with all covenants required to be complied with by them prior to the Effective Date; and

         f) deliver to the Purchaser duly executed Shareholders guarantees in accordance with Schedule 13.

     5.3  On the Effective Date the Purchaser shall:

        a) satisfy the Cash Consideration referred to in Clause 3.2, as adjusted by Clause 3.3, by payment of the Cash Consideration as adjusted, together with interest accrued on the Purchase Price, if any, pursuant to Clause 3.4, to the Sellers nominated bank account;

        b) deliver to Nodeco share certificates (without any restrictive legends) issued in the name of Nodeco representing the Consideration Shares together with the prospectus which will be included in the Purchaser's Registration Statement on Form S-3 or other appropriate form with respect to the Consideration Shares (the "Registration Statement");

        c) deliver to the Sellers counterparts of the documents referred to in Clause 5.2.c duly executed and acknowledged as appropriate by the Purchaser;

        d) deliver to the Sellers a certified copy of minutes of the Board of Directors of the Purchaser approving the entering into by the Purchaser of this Agreement, the issuance of the Consideration Shares to the Sellers, the payment of the Cash Consideration referred to in Clause 3.2, as adjusted by Clause 3.3, the filing of the Registration Statement with the SEC and the entering into of and any other documents referred to in this Agreement;

        e) deliver to the Sellers a certificate from the Secretary of the Purchaser to the effect that each of the statements in Schedule 9 is true and accurate on the Effective Date and does not omit any material fact and that the Purchaser has complied with all covenants required to be complied with by it prior to the Effective Date; and

         f) deliver to the Sellers a confirmation of Ministry Approval, unless the Purchaser, in its sole discretion, has waived the requirement of Ministry Approval.

All the Assets are transferred "as is, where is" at the Effective Date.

     5.4 In the event the SEC has not declared the Registration Statement effective and all stop orders have not been removed within 60 days from the signing of this Agreement, or, unless the Purchaser has waived the requirement of Ministry Approval, in the event the Purchaser has not obtained Ministry Approval within 60 days from signing of this Agreement, the Sellers shall have the right to terminate this Agreement. The Sellers may only exercise such option to terminate this Agreement by delivery to the Purchaser of a written notice to such effect within 5 Business Days after such 60 day time limit has elapsed. In the absence of such timely notice, a new period shall run for another 60 days after which, in the event the SEC has not declared the Registration Statement effective and all stop orders have not been removed within 120 days from the signing of this Agreement, or, unless the Purchaser has waived the requirement of Ministry Approval, in the event the Purchaser has not obtained Ministry Approval within 120 days from signing of this Agreement, each Party shall have the right to terminate this Agreement. Each Party may only exercise such option to terminate this Agreement by delivery to the other Parties of a written notice to such effect within 5 Business Days after such 120 days time limit has elapsed.

6  APPROVAL BY THE MINISTRY OF INDUSTRY AND ENERGY

     6.1 At the signing of this Agreement the Purchaser shall provide the Sellers with a copy of the completed draft application for Ministry Approval in form and substance acceptable to Nodeco.

     The Purchaser undertakes to apply for Ministry Approval immediately after signing of the Agreement. In the event further information is required by the Ministry of Industry and Energy, the Parties shall co-operate in presenting such information.

     The Purchaser shall be entitled to terminate the Agreement in the event Ministry Approval is not obtained, unless the Purchaser, in its sole discretion, has waived the requirement of Ministry Approval.

7  SELLERS' COVENANTS

     The Sellers hereby covenant and agree with the Purchaser that from the date hereof until the Effective Date, the Sellers shall and shall cause each Subsidiary to:

          (i) conduct the business of the Sellers and the Subsidiaries in the ordinary and usual course, consistent with past practices.

         (ii) not without the Purchaser's prior approval, issue shares of the Sellers' or the Subsidiaries' stock, grant any options, warrants or other rights to purchase such stock; declare or pay any dividends; redeem any stock; amend the Articles of Association or the Bylaws of either Seller or any Subsidiary; sell, pledge or dispose of any assets of either Seller or any Subsidiary (other than in the ordinary and usual course of business, consistent with past practice); grant to any director, officer or employee any increase in compensation or any severance or termination pay in excess of what is consistent with prior business practice (except as required by law); or establish any new or increase any existing pension plans, profit sharing plans or employee benefits; acquire any corporation, partnership or other business organisation; incur any indebtedness other than in the ordinary and usual course of business consistent with past practice; grant any guarantee or financial support of any kind to third parties other than in the ordinary and usual course of business consistent with past practice; enter into any material contracts or engage in any transaction which, even though in the ordinary and usual course of business, is not consistent with the prior business practice of the Sellers or the Subsidiaries; or make any changes in the accounting principles and practises of the Sellers or the Subsidiaries.

         (iii) not adopt or file a plan of complete or partial liquidation, dissolution, merger or other reorganisation.

         (iv) not do anything that may cause the Sellers' warranties to become incorrect.

         (v) make all reasonable efforts to preserve intact all licenses and permits of the Sellers and the Subsidiaries and maintain the business relationships of the Sellers and the Subsidiaries.

         (vi) pay any taxes (social security premiums included) or other amounts owed and to file any tax returns or other similar filings required by applicable law.

        (vii) each Seller shall call and hold a meeting of its shareholders at which meeting such shareholders will be asked to approve the sale of the Business and the Assets to the Purchaser and the assumption of the Assumed Liabilities by the Purchaser, provided that each Seller shall use its best efforts to hold such meeting as promptly as is practicable following the declaration by the SEC of the effectiveness of the Registration Statement.

     The Purchaser shall be given full access at all reasonable times to the premises and records of the Sellers and the Subsidiaries and the Sellers shall upon request furnish information regarding the Business requested by the Purchaser.

8  SELLERS' WARRANTIES AND INDEMNIFICATION

     8.1  The Sellers warrant to the Purchaser that at the date hereof:

          a)   Each of the statements in the Schedules (except Schedules 9 and
               13) is true and accurate and the Schedules do not omit any material fact;

          b) the Sellers have, to the best of their knowledge, provided all information relating to the Sellers and the Subsidiaries and their respective affairs which would be material to the Purchaser for the valuation of the Business and the Assets;

     8.2 If any one or more of the warranties in Clause 8.1 or in the Schedules are untrue, inaccurate, misleading or breached at the Effective Date, the Cash Consideration to be paid at the Effective Date shall be reduced by the Deficiency Amount (as such term is defined below); provided that if the Purchaser provides written notice to the Sellers, or the Sellers provide written notice to the Purchaser, that the aggregate Deficiency Amount is in excess of NOK 44,000,000, the Parties shall use their reasonable best efforts to reach an agreement with respect to the sale of the Business to the Purchaser on mutually acceptable terms; provided further that if the Parties are unable to reach such an agreement within

10 Business Days following delivery of any such notice, any Party may terminate this Agreement by delivery to the other Parties of a written notice to such effect within 5 Business Days after such 10 Business Day time limit has elapsed. The "Deficiency Amount" shall equal, as applicable, the value at the Effective Date of the specific Assets (or portions thereof) and the specific Assumed Liabilities (or portions thereof) that resulted in the warranties in Clause 8.1 and the Schedules being untrue, inaccurate, misleading or breached; provided that "Deficiency Amount" shall not include any indirect or consequential loss or damage, including, but not limited to, loss of goodwill or similarly related indirect losses or damages. If any one or more of the warranties in Clause 8.1 and the Schedules are untrue, inaccurate, misleading or breached at the Effective Date, but such untrue, inaccurate, misleading or breached warranty is not discovered until after the Effective Date, the Sellers shall promptly reimburse to the Purchaser an amount equal to the Deficiency Amount, plus interest on such amount at the rate of 8% per annum from the Effective Date until the date of repayment.

     To the extent that any third party presents a claim against the Purchaser or any Subsidiary related to events that occurred prior to the Effective Date and such claim has not resulted in the reduction of the Cash Consideration at the Effective Date or a reimbursement by the Sellers to the Purchaser as described in the immediately preceding paragraph, the Sellers shall indemnify and hold harmless the Purchaser and the Subsidiaries, as the case may be, against all losses, claims, damages, liabilities, costs or other expenses ("Losses") relating to such third party claims that the Purchaser or any Subsidiary, as the case may be, may reasonably incur or become subject to, insofar as such Losses (or actions in respect thereof) arise out of, are based upon or are in connection with any untrue, inaccurate, misleading or breached warranty made by the Sellers under Clause 8.1 or the Schedules, by reimbursing the Purchaser an amount equal to such Losses, provided that Losses shall not include any indirect or consequential loss or damage, including, but not limited to, loss of goodwill or similarly related indirect losses or damages.

     The Sellers shall without undue delay be notified of any third party claim for which indemnification will be sought by the Purchaser or any Subsidiary under this Agreement and the Sellers will have the right to assume control and direct defence thereof using counsel selected by the Sellers provided that such counsel shall not have a conflict with the Purchaser in connection with such legal representation. The Parties shall cooperate with each other and provide each other with access to relevant books and records in their possession. No such third party claim shall be settled without the prior written consent of the Sellers. If a firm written offer is made to settle any such third party claim and the Sellers propose to accept such settlement, and the Purchaser refuses to consent to such settlement, then the Sellers shall be excused from and the Purchaser shall be solely responsible for all further defence of such third party claim. The maximum liability for the Sellers relating to such third party claim shall be the amount of the proposed settlement.

     For a period of three years from the Effective Date, the Sellers will indemnify and hold harmless the Purchaser and the Subsidiaries as the case may be against any and all Losses (including deficiencies, taxes, interest and penalties) they may reasonably incur or become subject to, insofar as such Losses arise out of, are based upon or are in connection with a claim by any taxing authority for any taxes allocated or attributable to any period ending on or before the Accounts Date, which has not been included in the Accounts; provided however, that this indemnity shall only apply if the Purchaser and the Subsidiaries have given the Sellers the right to take all action to refute such claim by such taxing authority.

     The Sellers shall promptly reimburse each indemnified party for all legal or other expenses reasonably incurred by it in connection with investigating or defending any Losses, including any amounts paid in settlement of any litigation commenced or threatened if such settlement is effected with a prior written consent of the Sellers.

     The liability of the Sellers under this Clause 8.2 (other than liability under the fourth paragraph hereof) shall not arise unless the aggregate amount of all claims (other than claims under the fourth paragraph hereof) exceeds NOK 4,000,000, in which event the liability of the Sellers shall be limited to the amount in excess of NOK 4,000,000. The liability of the Sellers under the fourth paragraph of this Clause 8.2 shall not arise unless the aggregate amount of all claims under the fourth paragraph of this Clause 8.2 exceeds NOK

1,000,000, in which event the liability of the Sellers shall be limited to the amount in excess of NOK 1,000,000.

     8.3 The liabilities of the Sellers in respect of the warranties (except those referred to in Clause 8.2, fourth paragraph above) shall terminate one year after the Effective Date unless written notice of the matter complained of (giving such details as shall be reasonably practicable) shall have been given by the Purchaser to the Sellers prior to the expiry of such one year period.

     8.4 The Sellers' liability under this clause shall under no circumstances exceed in aggregate NOK 75 million. No claim shall be made in respect of indirect or consequential loss or damage.

     8.5 The Sellers shall not be liable for any claim under this Clause 8, when the claim or the issues and circumstances giving rise to the claim is disclosed to the Purchaser in the Accounts, in the Disclosure Letter or during the Purchaser's due diligence review of the Sellers and its Subsidiaries, provided, however, the Sellers can prove beyond reasonable doubt that such disclosure has taken place.

     8.6 The Sellers' liability under this clause shall be guaranteed by the Shareholders in a joint but not several manner and in the form set forth in
Schedule 13 and none of the Shareholders shall be responsible towards the Purchaser for more than its percentage of any claim presented which is equal to its guarantee percentage as set out in Schedule 7.

     8.7 The warranties in Clause 8.1 and the Schedules, and the remedies available to the Purchaser in case of breach of warranties set out in this Agreement, are exhaustive and the Sellers shall have no liability to the Purchaser other than as set out in this Agreement.

9  PURCHASER'S WARRANTIES AND INDEMNIFICATION

     9.1 The Purchaser warrants to the Sellers that at the date hereof each of the statements in Schedule 9 is true and accurate and Schedule 9 does not omit any material fact.

     9.2 Purchaser shall indemnify and hold harmless each Seller against all Losses it may reasonably incur or become subject to under the Securities Act, the Securities Exchange Act of 1934, as amended, or otherwise, insofar as such Losses (or actions in respect thereof) arise out of, are based upon or are in connection with (1) any untrue, inaccurate, misleading or breached warranty made by the Purchaser under Clause 9.1 or Schedule 9; (2) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the prospectus included therein, or any amendments, supplements or exhibits thereto or material incorporated by reference therein, or the omission or alleged omission to state in such documents a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Purchaser will not be liable under this clause (2) to the extent Losses are based on an untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information relating to either Seller or any Subsidiary furnished in writing by either Seller or any Subsidiary to the Purchaser expressly for inclusion therein; or (3) the failure of the Purchaser to comply with the Securities Act or any other law, rule or regulation with respect to the distribution of the Consideration Shares to the Sellers.

     The Purchaser shall without undue delay be notified of any third party claim for which indemnification will be sought by either Seller under this Agreement and the Purchaser will have the right to assume control and direct defence thereof using counsel selected by the Purchaser provided that such counsel shall not have a conflict with the Sellers in connection with such legal representation. The Parties shall cooperate with each other and provide each other with access to relevant books and records in their possession. No such third party claim shall be settled without a prior written approval of the Purchaser. If a firm written offer is made to settle any such third party claim and the Purchaser proposes to accept such settlement, and the Sellers refuse to consent to such settlement, then the Purchaser shall be excused from and the Sellers shall be solely responsible for all further defence of such third party claim. The maximum liability for the Purchaser relating to such third party claim shall be the amount of the proposed settlement.

     9.3 Purchaser shall promptly reimburse each indemnified party for all legal or other expenses reasonably incurred by it in connection with investigating or defending any Losses, including any amounts paid in settlement of any litigation commenced or threatened if such settlement is effected with the prior written consent of the Purchaser.

10  THE REGISTRATION STATEMENT; SALE OF CONSIDERATION SHARES

     10.1 The Purchaser shall prepare and file with the SEC as soon as is reasonably practicable after the date hereof the Registration Statement which provides for the registration under the Securities Act of the Consideration Shares to be issued to the Sellers pursuant hereto. The Purchaser shall use its reasonable best efforts to (a) cause the Registration Statement to become effective as promptly as practicable, (b) remove any stop order that may be issued by the SEC with respect thereto, and (c) take all or any action necessary or required under applicable federal or state securities laws in connection with the issuance of the Consideration Shares to the Sellers pursuant hereto. The Purchaser shall immediately notify the Sellers when the SEC has requested any additional information regarding the Registration Statement, declared the Registration Statement effective or issued or removed any stop order with respect thereto. The Purchaser shall use its best efforts to cause the Consideration Shares to be listed on the New York Stock Exchange.

     10.2 Sellers agree to use their reasonable best efforts to sell any Consideration Shares in an orderly manner and to provide Purchaser with prior notice of its intention to sell such stock.

11  THE CONTRACTS

     11.1 The Purchaser shall in respect of the period after the Effective Date use its reasonable best efforts to meet its obligations under the Contracts. Insofar as any consents or licences to the transfer or assignment of the benefit and burden of the Contracts have not been obtained on the Effective Date, or if such benefit or burden cannot effectively be so transferred or assigned to the Purchaser except with the consent of or by an agreement with the other party or parties thereto, then:

        a) the Sellers shall use their reasonable best efforts to obtain the consent of such other party or parties to the Contracts being novated or assigned in terms reasonably acceptable to the Purchaser; and

        b) unless and until all of the Contracts shall have been so novated or assigned, the Sellers shall provide to the Purchaser from the Effective Date the benefit and burden of the Contracts as if the same had been effectively novated or assigned to the Purchaser.

     The Sellers do not warrant that the Contracts are assignable or transferable and shall not be liable or responsible in the event any of the Contracts are cancelled or terminated due to the Purchaser's acquisition of the Business.

     11.2 The Purchaser shall indemnify and hold harmless the Sellers against any and all Losses they may reasonably incur or become subject to, insofar as such Losses arise out of, are based upon or are in connection with the non-performance or the defective or negligent performance after the Effective Date by the Purchaser of any Contracts. The indemnification hereunder shall, however, not apply if the Purchaser's non-performance or the defective or negligent performance is caused by the Sellers by any breach of representations or warranties set out in this Agreement or the schedules hereto.

     11.3 After the Effective Date the Sellers will assist the Purchaser in notifying all existing customers of the Business in writing (in such form and at such times as the Purchaser may reasonably require) of the sale of the Business to the Purchaser and the arrangements being made in respect thereof and the Sellers will use their reasonable best efforts to obtain the written consent of such customers to such arrangements.

12  INDEMNITY BY THE PURCHASER

     In the event the Sellers receive any invoice or in the event a claim is presented to the Sellers in any other way after the Effective Date and such claim relates to the Assumed Liabilities, the Sellers shall without undue delay send the invoice or written documents relating to the claim to the Purchaser and the Purchaser shall pay the claim directly to the third party on the due date.

     The Purchaser shall indemnify and hold harmless the Sellers against all Losses they may reasonably incur or become subject to, insofar as such Losses arise out of, are based upon or are in connection with any of the Assumed Liabilities under this Agreement. The Purchaser shall furthermore indemnify and hold harmless the Sellers against all Losses (including deficiencies, taxes, interest and penalties) they may reasonably incur or become subject to, insofar as such Losses arise out of, are based upon or are in connection with a claim by any taxing authority for any taxes allocated or attributable to any period ending on or before the Effective Date; provided, however, that this indemnity shall only apply if the Sellers have given the Purchaser the right to take all action to refute such claim by such taxing authority.

     The indemnification hereunder shall, however, not apply if the Loss is caused by the Sellers by any breach of representations or warranties set out in this Agreement or the schedules hereto.

13  BOOKS AND RECORDS

     The Sellers shall on the Effective Date (insofar as the Sellers are not required to retain the same under Norwegian law or otherwise) deliver to the Purchaser all of the books, records, files, papers and other documents of the Sellers and the Subsidiaries related to the Business and in particular the Sellers shall deliver to the Purchaser the original executed copies of the Contracts.

     The Purchaser will for a period of ten years keep safely in Norway all such books, records, files, papers and other documents related to the Business as the Sellers shall transfer or cause to be transferred to the Purchaser and shall afford the Sellers reasonable access thereto, during reasonable business hours after notice, for as long as shall be necessary to enable the Sellers to deal with its taxation and other liabilities in respect of the period up to the Effective Date and will permit the Sellers and its servants, agents and professional advisers upon reasonable notice to make copies at the Sellers' expense of such books, records, files, papers and other documents for the purpose of answering any query raised or disposing of any dispute in relation thereto.

14  NON-COMPETITION

     For a period of two years following the Effective Date neither the Sellers nor any person, group, partnership, corporation or entity that controls or is controlled by or under common control with the Sellers ("Seller Affiliate") will compete, directly or indirectly, with the Purchaser or any person, group, partnership, corporation or entity that controls or is controlled by or under common control with the Purchaser ("Purchaser Affiliate") in designing, manufacturing, selling, renting or running liner hangers, packers and gas lift valves and systems. Furthermore, no Seller or Seller Affiliate will solicit for employment any employee of the Purchaser or Purchaser Affiliate, including any employee of a Seller or a Subsidiary who becomes an employee of the Purchaser or a Purchaser Affiliate.

15  COSTS AND TAXES

     Each party shall pay its own costs in relation to the negotiations leading up to the sale and purchase of Assets contemplated by this Agreement and the preparation and carrying into effect of this Agreement and of all other documents referred to herein.

     The Purchaser shall be liable for all costs and expenses with respect to preparing, filing and printing the Registration Statement and distributing the prospectus contained therein and listing the Consideration Shares on the New York Stock Exchange and all fees, duties and administrative fees payable in connection with the sale and the purchase of the Assets contemplated hereby, including, but not limited to, any registration fees and taxes for the transfer of the title to any of the Assets and any value added taxes.

16  SUCCESSORS AND ASSIGNS

     This Agreement shall inure to the benefit of and be binding upon the parties and the successors in interest to the parties, but shall not be assignable by either party, except as provided for below.

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     The Purchaser shall be entitled to assign this Agreement to a Norwegian subsidiary, but the Purchaser shall always remain jointly and severally liable with its Norwegian subsidiary for all of the Purchaser's obligations and liabilities under this Agreement.

17  CHANGE OF NAME

     The Sellers shall change the name of each Seller not later than at the Effective Date and undertake to send the relevant form to the Central Register to have the name deregistered not later than two Business Days after the Effective Date. The Purchaser shall be entitled to exclusive use of the name of each Seller from and after the Effective Date.

18  BROKERAGES AND COMMISSIONS

     No party, including Paine Webber Incorporated, is entitled to receive from the Purchaser any finder's fee, brokerage or commission in connection with this Agreement.

19  ANNOUNCEMENTS

     19.1 No announcement concerning this sale and purchase or any ancillary matter will be made before, on, or after the Effective Date, by any of the parties hereto except as required by law, the Oslo Stock Exchange, the New York Stock Exchange or with approval of the other parties (such approval not to be unreasonably withheld or delayed). Each party agrees to notify the other party prior to any announcement and provide the other Party the opportunity to review prior to dissemination and to co-ordinate joint announcement efforts. Notwithstanding the foregoing, the Parties will issue a joint press release immediately after execution of this Agreement.

20  NOTICES AND RECEIPTS

     20.1 Any notice or other documents to be provided under this Agreement may be delivered or sent by registered mail or telex or telefax to the party to receive such notice or document at its address appearing in this Agreement or at such other address as it may have notified to the other parties in accordance with this Clause.

     The Sellers appoint Norsk Vekst AS, P.O.Box 1223 Vika, 0110 Oslo, telefax
(47) 22 83 89 29, as their agent for service of any indemnification claim or notice.

     Notice to the Purchaser shall also be sent to Advokatfirmaet Schj6dt, attention: Erling Christiansen, Dronning Maudsgt 10, Postboks 2444, Solli, N-0201 Oslo.

     20.2  Any notice or document shall be deemed to have been served:

          a)   if delivered, at the time of delivery; or

          b) if posted, at 10.00 a.m. on the fifth Business Day after it was put into the post; or

          c) if sent by telefax, at the expiration of 2 hours after the time of receipt of the correct answerback or telefax confirmation, if such answerback or confirmation is received before 3.00 p.m. or any Business Day, and in any other case at 10.00 a.m. on the next Business Day.

     20.3 In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed and posted as registered mail or that the telefax message was properly addressed and the correct answerback or telefax confirmation was received as the case may be.

21  GENERAL PROVISIONS

     Reasonable efforts, consents, approvals and waivers. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable (a) to consummate and make effective, in the most expeditious manner

                                      12

practicable, the transactions contemplated by this Agreement, including, without limitation, (i) the obtaining of all necessary consents, approvals or waivers required in connection with the consummation of the transactions contemplated by this Agreement (provided that no such consent, approval or waiver shall require such party to take any action that would impair the value that such party reasonably attributes to the transactions contemplated by this Agreement) and
(ii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; and (b) to defend any non-regulatory lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including, without limitation, seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed.

     21.2 Amendment and Waiver. This Agreement may not be amended or supplemented at any time, except by an instrument in writing signed on behalf of each party hereto. The waiver by any party hereto of any condition or of a breach of another provision of this Agreement shall not operate or be construed as a waiver of any other condition or subsequent breach. The waiver by any party hereto of any of the conditions precedent to its obligations under this Agreement shall not preclude it from seeking redress for breach of this Agreement other than with respect to the condition so waived.

     21.3 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall continue in full force and effect and shall in no way be affected, impaired or invalidated.

22  ENTIRE AGREEMENT; THIRD PARTY BENEFICIARIES

     22.1 This Agreement, the Schedules attached hereto and the Disclosure Letter constitute the entire agreement and supersede all other prior agreements and understandings, both oral and written, among the parties or any of them, with respect to the subject matter hereof and neither this nor any documents delivered in connection with this Agreement confers upon any person not a party hereto any rights or remedies hereunder.

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23  LAW AND JURISDICTION

     This Agreement shall be governed by and construed in accordance with the laws of Norway and the Parties hereby irrevocable submit to the exclusive jurisdiction of Oslo City Court.

Sellers' signatures:                   Purchaser's signature:

NODECO AS                              WEATHERFORD ENTERRA, INC.

By /s/Lars A. Grinde                   By /s/H. Suzanne Thomas

Name:  Lars A. Grinde                  Name:  H. Suzanne Thomas

Title:  Attorney-in-Fact               Title:   Sr. Vice President, Secretary
                                                and General Counsel

AARBAKKE AS

By /s/Lars A. Grinde

Name:  Lars A. Grinde

Title:  Attorney-in-Fact

                                      14